

May 16, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 082-34930
Mori Seiki Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Attached hereto as Exhibit A is a brief description of a Japanese language document, as required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai, Andrew W. Winden or Kenji Taneda of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Mori Seiki Co., Ltd.

By ______________________
Name: Hideji Machino
Title: Manager of the Accounting Department

(Enclosures)

TOKYO:32383.1

cc: Izumi Akai, Esq.
Andrew W. Winden, Esq.
Kenji Taneda, Esq.
(Sullivan & Cromwell LLP)

File No. 082-34930

Exhibit A

Brief Description of Japanese Language Document Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1. A report, dated May 11, 2006 and filed with the Tokyo Stock Exchange, Inc. and Osaka Stock Exchange Co., Inc., regarding a resolution of the Company's board of directors on May 9, 2006 to submit proposed changes to the Company's Articles of Incorporation for approval by the Company's shareholders at the 58th Ordinary General Meeting of Shareholders scheduled for June 29, 2006 .